SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. _________)*

American Defense Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

025351107

(CUSIP Number)

West Coast Asset Management, Inc.

1205 Coast Village Road

Montecito, California 93108

Attention: R. Atticus Lowe

Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☒.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 12 pages

CUSIP No.: 092164102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 9,922,201
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,874,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,922,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14	TYPE OF REPORTING PERSON OO

Page 2 of 12 pages

CUSIP No.: 092164102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 9,922,201
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,874,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,922,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14	TYPE OF REPORTING PERSON CO, IA

Page 3 of 12 pages

CUSIP No.: 092164102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Atticus Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 9,922,201
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,874,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,922,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14	TYPE OF REPORTING PERSON IN, HC

Page 4 of 12 pages

CUSIP No.: 092164102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance W. Helfert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 9,922,201
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,874,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,922,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14	TYPE OF REPORTING PERSON IN, HC

Page 5 of 12 pages

CUSIP No.: 092164102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul J. Orfalea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 9,922,201
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,874,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,922,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14	TYPE OF REPORTING PERSON IN, HC

Page 6 of 12 pages

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, $0.001 par value (the “Common Stock”), of American Defense Systems, Inc. (the “Issuer”), with its principal executive offices located at 230 Duffy Avenue, Hicksville, New York 11801.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) West Coast Opportunity Fund, LLC, a Delaware limited liability company (the “Fund”); (2) West Coast Asset Management, Inc., a California corporation (the “Managing Member”), which serves as the managing member of the Fund; (3) R. Atticus Lowe, a United States Citizen (“Lowe”); (4) Lance W. Helfert, a United States Citizen (“Helfert”); and (5) Paul J. Orfalea, a United States Citizen (“Orfalea”, and together with Lowe and Helfert, the “Principals”). The principal business address of each of the Reporting Persons is located at 1205 Coast Village Road, Montecito, California 93108.

The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Each of Lowe’s and Helfert’s principal occupation is serving on the investment committee of the Managing Member. Orfalea’s principal occupation is involvement with a range of business ventures (including the Managing Member) and not-for-profit organizations.

The principal business of the Managing Member is providing investment management services to the Fund and to separately managed accounts, some of which are affiliated with the Reporting Persons. The Fund owns 1,874,807 of the shares reported in this Statement. Anthony Piscitelli, the CEO of the Issuer owns 8,047,394 of the shares reported in the Statement. The Managing Member and the Principals may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

On May 22, 2009, the Fund entered into an Irrevocable Proxy and Voting Agreement (“Voting Agreement”) with Anthony Piscitelli, CEO of Issuer. Mr. Piscitelli directly owns 8,047,394 shares as part of the Settlement Agreement entered into as of the same date 1,870,000 shares were issued as stock dividends to the Fund and 4,807 shares were purchased from working capital.

ITEM 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 7 of 12 pages

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of the date of this report, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 9,922,201 shares of Common Stock, which represents approximately 24.95% of the Common Stock outstanding as of May 13, 2009. All of the percentages calculated in this statement are based upon an aggregate of 39,760,952 shares of Common Stock outstanding as of May 13, 2009.

(b) The Reporting Persons do not have the power to dispose or direct the disposition of 8,047,394 shares held by Anthony Piscitelli, the CEO of Issuer. The Reporting Persons share power with Anthony Piscitelli to vote or direct the vote of and 8,047,394 shares held by Anthony Piscitelli, the CEO of Issuer. The Reporting Persons may be deemed to share (with each other and not with any third party) the power to dispose or direct the disposition of the 1,874,807 shares of Common Stock.

(c) The Investment Manager engaged in the following transactions on the open market in the ordinary course of business with respect to the Issuer’s Common Stock:

Trade Date	# of Shares	Average Weighted Price Per Share	Type of Transaction
05/27/09	56,200	$0.68	Sale
05/28/09	81,400	$0.65	Sale
05/29/09	24,343	$0.63	Sale
06/01/09	58,150	$0.62	Sale

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of May 22, 2009, West Coast Opportunity Fund, LLC, along with other Series A Holders of the Issuer entered into a Settlement Agreement, Waiver and Amendment (“Settlement Agreement”) with American Defense Systems, Inc., (“ADSI”), pursuant to which ADSI has agreed that if certain shares of its preferred stock are not redeemed on or before December 31, 2009, then ADSI shall seek approval of its shareholders for certain amendments to its certificate of incorporation to reduce the conversion price of its preferred stock to $0.50 per share and to confer upon the holders of its preferred stock, voting as a separate class, the right to elect two (2) members of ADSI’s board of directors. In the Irrevocable Proxy and Voting Agreement (“Voting Agreement”) with Anthony Piscitelli that is described in Item 3, above, Mr. Piscitelli agreed to vote his shares of ADSI voting securities in favor of those proposals.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Power of Attorney dated January 15, 2009

Page 8 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: June 1, 2009

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/s/ Diana Pereira
Name:	Diana Pereira
Title:	Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

Page 9 of 12 pages

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement

Exhibit B – Power of Attorney dated January 15, 2009

Page 10 of 12 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of American Defense Systems, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 1, 2009

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/s/ Diana Pereira
Name:	Diana Pereira
Title:	Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

Page 11 of 12 pages

EXHIBIT B

POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Paul J. Orfalea, Lance W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Diana H. Pereira, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: January 15, 2009	/s/ Paul J. Orfalea
Paul J. Orfalea

Dated: January 15, 2009	/s/ Lance W. Helfert
Lance W. Helfert

Dated: January 15, 2009	/s/ R. Atticus Lowe
R. Atticus Lowe

Page 12 of 12 pages